ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 28, 2020	Robert M. Schmidt T +1 617 951 7831 robert.schmidt@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Corporate & Income Strategy Fund
File Nos. 333-217472 and 811-10555

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on May 22, 2017 regarding the Registration Statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest, par value $0.00001 per share, of PIMCO Corporate & Income Strategy Fund (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), which was filed with the SEC on April 25, 2017 (the “Initial Filing”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (“Pre-Effective Amendment No. 1”) or in additional pre-effective amendments to be filed subsequently.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS

Cover page

1.

Comment: On page iii, the disclosure states that, “The Fund may also invest in securities of other investment companies, including, without limit, exchange-traded funds (“ETFs”), and may invest in foreign ETFs.” Please consider whether the fee table under “Summary of Fund Expenses” on page 34 should include a separate line item for acquired fund fees and expenses, in accordance with Instruction 10 to Item 3.1 of Form N-2.

Response: The Fund confirms that, when required by Form N-2, a separate line item for acquired fund fees and expenses, in accordance with Instruction 10 to Item 3.1, will be reflected in the fee table included under “Summary of Fund Expenses.”

2.

Comment: On page iii, the disclosure states that, “The Fund may invest in securities of companies with any market capitalization, including small and medium capitalizations.” Please add disclosure regarding the risks of investing in small- and mid-capitalization issuers.

Response: The requested change has been made in Pre-Effective Amendment No. 1. The following disclosure has been added to the Fund Summary and the section titled “Principal Risks of the Fund”:

Smaller Company Risk

The general risks associated with fixed income securities and equity securities are particularly pronounced for securities issued by companies with small market capitalizations. Small capitalization companies involve certain special risks. They are more likely than larger companies to have limited product lines, markets or financial resources, or to depend on a small, inexperienced management group. Securities of smaller companies may trade less frequently and in lesser volume than more widely held securities and their values may fluctuate more sharply than other securities. They may also have limited liquidity. These securities may therefore be more vulnerable to adverse developments than securities of larger companies, and the Fund may have difficulty purchasing or selling securities positions in smaller companies at prevailing market prices. Also, there may be less publicly available information about smaller companies or less market interest in their securities as compared to larger companies. Companies with medium-sized market capitalizations may have risks similar to those of smaller companies.

Prospectus Summary

3.

Comment: On page 2, the disclosure states that, “PIMCO may choose to focus on particular countries/regions (e.g., U.S. vs. foreign), asset classes, industries and sectors to the exclusion of others at any time and from time to time based on market conditions and other factors.” Please add disclosure identifying the particular country, region, asset class, industry or sector in which the Fund is currently focused, if any.

Response: In response to this Comment, the Fund has revised the above-referenced disclosure as follows:

PIMCO may choose to focus on particular countries/regions (e.g., U.S. vs. foreign), asset classes, industries and sectors to the exclusion of others at any time and from time to time based on market conditions and other factors. For example, subject to the Fund’s investment policies and limitations, the Fund may invest a substantial portion of its total assets in mortgage-related and other asset-backed securities, which investments PIMCO may choose to increase or decrease, or eliminate entirely, over time and from time to time. The relative value assessment within fixed income sectors draws on PIMCO’s regional and sector specialist insights.

4.

Comment: On page 3, the disclosure sets forth the types of debt instruments in which the Fund may invest for purposes of its 80% policy. Please review this disclosure and confirm to us that it includes only the types of investments in which the Fund principally invests. See Item 8.2.b.(1) of Form N-2. See also Item 8.4. of Form N-2 and Instruction a. thereto.

Response: The Fund confirms that the above-referenced disclosure includes only the types of investments in which the Fund may currently principally invest. As disclosed in the Fund’s principal investment strategies, the Fund utilizes a dynamic asset allocation strategy across multiple fixed-income sectors and has the flexibility to invest in a variety of debt and related instruments as a principal investment strategy from time to time and as market conditions change.

5.

Comment: The disclosure in this section sets forth 53 principal risks. Please review this risk disclosure and limit it so that it only includes the Fund’s principal risks. See Item 8.3.(a) of Form N-2.

Response: In response to the Staff’s Comment, the Fund has removed Municipal Bond Risk and Redenomination Risk from the “Principal Risks of the Fund” section in Pre-Effective Amendment No. 1. The Fund has also shortened the descriptions of the number of the risks included in the Prospectus Summary section of the Prospectus.

Summary of Fund Expenses

6.

Comment: On page 40, the disclosure states that, “Upon PIMCO’s recommendation, for temporary defensive purposes and in order to keep the Fund’s cash fully invested, including during the period in which the net proceeds of an offering are being invested, the Fund may deviate from its investment objective and policies and invest some or all of its net assets in investments of non-corporate issuers, including high quality, short-term debt securities.” Please revise this disclosure to remove “in order to keep the Fund’s cash fully invested,” as this disclosure should be limited to strategies used only for temporary defensive purposes.

Response: The Fund has made the following changes in response to this Comment:

Upon PIMCO’s recommendation, for temporary defensive purposes ~~and in order to keep the Fund’s cash fully invested, including during the period in which the net proceeds of an offering are being invested~~, the Fund may deviate from its investment objective and policies and invest some or all of its net assets in investments of non-corporate issuers, including high quality, short-term debt securities.

7.	Comment: On page 63, the disclosure indicates that the Fund may engage in short sales. Please confirm to us that the fee table includes, as an expense, the interest and dividend expenses paid on the Fund’s short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies  7.116 (May 1, 2016).

Response: The Fund confirms that the interest and dividend expenses paid on the Fund’s short sale transactions, if any, will be included as required.

Management of the Fund — Investment Manager—Additional Information

8.

Comment: The disclosure on page 95 states that, “Neither this prospectus, the Fund’s Statement of Additional Information, any contracts filed as exhibits to the Fund’s registration statement, nor any other communications or disclosure documents from or on behalf of the Fund creates a contract between a shareholder of the Fund and the Fund, a service provider to the Fund, and/or the Trustees or officers of the Fund, other than pursuant to any rights under federal law or state law that cannot be waived.” Please revise the referenced disclosure to remove “other than pursuant to any rights under federal law or state law that cannot be waived.”

Response: The requested change has been made.

Repurchase of Common Shares; Conversion to Open End Fund

9.

Comment: The disclosure on page 110 states that, “If the Common Shares were to trade at a substantial discount to NAV for an extended period of time, the Board of Trustees may consider the repurchase of its Common Shares on the open market or in private transactions, the making of a tender offer for such shares or the conversion of the Fund to an open-end investment company.” In light of the restrictions set forth in Regulation M on the repurchase of common shares during a distribution, please confirm supplementally whether there is a specific repurchase plan contemplated by the Fund’s Board of Trustees and if so, the details of such plan.

Response: The Fund confirms that no specific repurchase plan with respect to the Fund’s common shares is contemplated at this time.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Policies — Derivative Instruments—Options on Securities and Indexes

10.

Comment: The disclosure on pages 53-54 of the SAI states that, “For a call option on an index, the option is covered if the Fund maintains with its custodian assets determined to be liquid by PIMCO in accordance with procedures approved by the Board of Trustees in an amount equal to the Fund’s net obligation under the option.” Please revise this disclosure to reflect that such an option is considered to be covered only if the Fund maintains liquid assets in an amount at least equal to the strike price of the option. See Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987) (staff no-action letter response).

Response: In response to this Comment, the Fund has revised the above-referenced disclosure as follows:

For a written call option on an index, the option is covered if the Fund ~~maintains with its custodian assets~~ segregates or “earmarks” assets determined to be liquid ~~by PIMCO in accordance with procedures approved by the Board of Trustees~~ in an amount equal to the ~~Fund’s net obligation under the option~~ value of the underlying index.

Investment Objective and Policies — Derivative Instruments—Swap Agreements and Options on Swap Agreements

11.

Comment: On page 65, the disclosure states that, “In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the Fund’s obligation under the swap.” The Staff’s view is that credit default swaps purchased or sold by the Fund cannot be “covered” such that they are no longer senior securities by entering into offsetting positions. Please revise the referenced disclosure to reflect the Staff’s position.

Response: Consistent with other recent correspondence between the Staff and other PIMCO-advised registrants, solely for purposes of having the Registration Statement declared effective, the Fund has revised the referenced disclosure as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement:

In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or assets determined to be liquid ~~by PIMCO in accordance with procedures established by the Board of Trustees, or enter into offsetting positions~~, with a value at least equal to the full notional amount of the Fund’s obligation under the swap.

Investment Objective and Policies — Derivative Instruments— Asset Segregation

12.

Comment: On page 70, the section titled “Asset Segregation” states that, “With respect to forwards, futures contracts, options and swaps that are contractually permitted or required to cash settle (i.e., where physical delivery of the underlying reference asset is not required), the Fund is permitted to segregate or earmark liquid assets equal to the Fund’s daily marked-to-market net obligation under the derivative instrument, if any, rather than the derivative’s full notional value.” Inasmuch as the Staff only views this type of asset segregation as appropriate with respect to forwards and futures contracts that are contractually required to cash settle, please revise this sentence so that it only refers to forwards and futures contracts that are contractually required to cash settle.

Response: Consistent with other recent correspondence between the Staff and other PIMCO-advised registrants, solely for purposes of having the Registration Statement declared effective, the Fund has revised the referenced disclosure as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement:

With respect to forwards~~,~~ and futures contracts~~, options~~ and interest rate swaps that are contractually ~~permitted or~~ required to cash settle (i.e., where physical delivery of the underlying reference asset is not ~~required~~ permitted), the Fund is permitted to segregate or earmark liquid assets equal to the Fund’s daily marked-to-market net obligation under the derivative instrument, if any, rather than the derivative’s full notional value, but may segregate full notional value, as applicable, with respect to other derivative instruments (including written credit default swaps and written options) that contractually require or permit physical delivery of securities or other underlying assets.

Investment Restrictions

13.

Comment: Page 60 of the Prospectus states that the Fund may invest in private activity municipal bonds. Please confirm that the Fund will look through a private activity municipal bond whose principal and interest payments are principally derived from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when applying the Fund’s concentration policy.

Response: The Fund confirms that, for purposes of the industry concentration policy, to the extent practicable, it will associate each private activity municipal bond in which it invests with a particular “industry” associated with the non-governmental entity from whose assets and revenues the bond’s principal and interest payments are principally derived, as determined by PIMCO. We note that this policy will be observed by the Fund for purposes of having the Registration Statement declared effective, but does not necessarily represent the position or policy of any other fund managed by PIMCO.

14.

Comment: Please confirm that the Fund will consider the investment policies of any underlying funds in which it invests when testing for compliance with the Fund’s industry concentration policy (e.g., if an underlying fund has an 80% policy to invest in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy).

Response: Consistent with responses that PIMCO-advised funds have given to similar comments received from the Staff in recent years, the Fund confirms that, to the extent an underlying investment company has adopted a policy to concentrate in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy and will add the following disclosure to the “Investment Restrictions” section of the SAI in Pre-Effective Amendment No. 1:

To the extent that an underlying investment company in which the Fund invests has adopted a policy to concentrate its investments in a particular industry, the Fund will, to the extent applicable, take such underlying investment company’s concentration policy into consideration for purposes of the Fund’s own industry concentration policy.

15.	Comment: Please provide supplementally the updated Summary of Fund Expenses section of the Prospectus that will be filed as part of Pre-Effective Amendment No. 1.

Response: Because the audited financials for the Fund’s fiscal year ended July 31, 2020 are not yet available, Pre-Effective Amendment No. 1 does not include an updated Summary of Fund Expenses. The Fund will supplementally provide an updated Summary of Fund Expenses as soon as it becomes available.

16.	Comment: Please state supplementally whether the Financial Industry Regulatory Authority (“FINRA”) has approved the distribution terms of the Fund’s offering.

Response: The Fund confirms that no FINRA review is required in connection with the Registration Statement. FINRA Corporate Financing Rule 5110(b)(7)(A) provides an exemption from documents and information filing requirements for securities offered by an issuer which has unsecured non-convertible debt with a term of issue of at least four (4) years, or unsecured non-convertible preferred securities, rated by a nationally recognized statistical rating organization in one of its four (4) highest generic rating categories. The Fund qualifies for this exemption from FINRA filing based on its having outstanding unsecured non-convertible preferred shares with the requisite rating.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (617) 951-7831 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Robert M. Schmidt

Robert M. Schmidt

cc:	Ryan Leshaw, Esq.
Nathan Briggs, Esq.
Wu-Kwan Kit, Esq.
Timothy Bekkers, Esq.
David C. Sullivan, Esq.